

Gateway Gold Corp.

SUPPL


SEC MAIL
RECEIVED
PROCESSING
DEC 13 2006
WASH. D.C.
210
SECTION

November 29, 2006

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Filing Desk

Re: File No. 82-35017

Please find enclosed copies of the following documents:

- Interim Financial Statements for the period ended September 30, 2006
- Certification of Interim Filings by the CEO & CFO for the period ended September 30, 2006
- MD&A for the period ended September 30, 2006 (dated November 14, 2006)
- News Releases dated:
  November 9, 2006

Sincerely,


06019291

per L. Stefan
James Robertson
Director

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5 • Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com


SEC MAIL
RECEIVED
PROCESSING
DEC 1 3 2006
WASH. D.C.
210
SECTION

GATEWAY GOLD CORP.

Suite 906 – 595 Howe Street
Vancouver, BC, V6C 2T5
Tel: 604.801.6040
Fax: 604.801.6075
website: www.gatewaygold.com

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

30 September 2006

Unaudited

MANAGEMENT COMMENT

These interim consolidated financial statements for the nine months ended September 30, 2006 have been prepared by management and have not been subject to review by the Company's auditors.

Gateway Gold Corp.

Statement 1

Interim Consolidated Balance Sheets

Canadian Funds
Unaudited

ASSETS	30 September 2006	31 December 2005
Current		
Cash	$ 9,410,937	$ 2,633,899
Amounts receivable	43,877	51,412
Prepaid expenses	7,431	11,893
	9,462,245	2,697,204
Reclamation Bond	371,747	298,176
Mineral Property Costs – *Schedule (Note 4)*	21,228,226	15,831,942
Plant and Equipment *(Note 5)*	84,589	99,356
	$ 31,146,807	$ 18,926,678

LIABILITIES		
Current		
Accounts payable and accrued liabilities		
- trade	$ 1,671,300	$ 374,847
- related parties	22,904	24,867
	1,694,204	399,714
Commitments *(Note 10)*		

SHAREHOLDERS' EQUITY		
Share Capital *(Note 6)*	31,595,945	20,258,145
Contributed Surplus *(Note 6c)*	4,833,279	4,324,326
Deficit - *Statement 2*	(6,976,621)	(6,055,507)
	29,452,603	18,526,964
	$ 31,146,807	$ 18,926,678

ON BEHALF OF THE BOARD:

"Michael D. McInnis"
_______________, Director

"James Robertson"
_______________, Director

- See Accompanying Notes -

Gateway Gold Corp. Statement 2

Interim Consolidated Statements of Loss and Deficit

Canadian Funds
Unaudited

	For the Three Months Ended 30 September		For the Nine Months Ended 30 September	
	2006	2005	**2006**	2005
Expenses (Income)				
Amortization	**$ 5,831**	$ 7,174	**$ 17,322**	$ 21,094
Consulting fees	**375**	1,758	**1,425**	13,243
Foreign exchange loss (gain)	**13,693**	(4,841)	**25,605**	6,179
General exploration	**4,248**	-	**5,607**	-
Management fees	**30,000**	55,500	**107,000**	166,500
Office recoveries	**(12,000)**	(12,000)	**(36,000)**	(36,000)
Office, rent and miscellaneous	**23,390**	20,331	**74,272**	69,646
Professional fees	**22,110**	9,870	**89,246**	52,107
Promotion and public relations	**89,039**	81,247	**251,249**	257,110
Salaries and wages	**52,365**	17,293	**136,422**	51,014
Stock-based compensation *(Note 6e)*	**94,545**	275,362	**372,026**	1,204,169
Stock exchange and filing fees	**128**	151	**18,083**	18,061
Telephone and facsimile	**2,118**	1,879	**7,150**	7,732
Transfer agent and shareholder information	**4,481**	2,008	**25,013**	11,411
Travel and accommodation	**6,348**	20,211	**43,322**	64,441
Loss Before the Under-noted	**336,671**	475,943	**1,137,742**	1,906,707
Interest income	**(110,835)**	(34,092)	**(216,628)**	(109,876)
Loss for the Period	**225,836**	441,851	**921,114**	1,796,831
Deficit - beginning of period	**6,750,785**	4,965,707	**6,055,507**	3,610,727
Deficit – End of Period	**$ 6,976,621**	$ 5,407,558	**$ 6,976,621**	$ 5,407,558
Loss Per Share - Basic and Diluted	**$ 0.01**	$ 0.02	**$ 0.03**	$ 0.08
Weighted-Average Shares Outstanding	**28,343,446**	22,581,684	**32,486,170**	21,717,519

- See Accompanying Notes -

Gateway Gold Corp.

Statement 3

Interim Consolidated Statements of Cash Flows

Canadian Funds
Unaudited

Cash Resources Provided By (Used In)	For the Three Months Ended 30 September		For the Nine Months Ended 30 September	
	2006	2005	**2006**	2005
Operating Activities				
Loss for the period	**$ (225,836)**	$ (441,851)	**$ (921,114)**	$ (1,796,831)
Items not affecting cash				
Amortization	**5,831**	7,174	**17,322**	21,094
Stock-based compensation	**94,545**	275,362	**372,026**	1,204,169
	(125,460)	(159,315)	**(531,766)**	(571,568)
Net change in non-cash working capital				
Amounts receivable	**12,051**	(6,392)	**7,535**	12,724
Prepaid expenses	**(3)**	113	**4,462**	(4,093)
Accounts payable and accrued liabilities				
- trade	**(397)**	3,413	**10,957**	(1,554)
- related parties	**(4,732)**	(23,024)	**(1,963)**	10,000
	(118,541)	(185,205)	**(510,775)**	(554,491)
Investing Activities				
Reclamation bonds	**(498)**	(7,454)	**(73,571)**	(12,503)
Mineral property costs	**(2,844,486)**	(1,887,716)	**(3,903,861)**	(3,220,498)
Plant and equipment	**(1,392)**	-	**(2,555)**	(10,662)
	(2,846,376)	(1,895,170)	**(3,979,987)**	(3,243,663)
Financing Activities				
Share capital issued for cash	**-**	-	**11,889,340**	756,075
Share issuance costs	**(3,420)**	-	**(621,540)**	-
	(3,420)	-	**11,267,800**	756,075
Net Increase (Decrease) in Cash	**(2,968,337)**	(2,080,375)	**6,777,038**	(3,042,079)
Cash position - beginning of period	**12,379,274**	7,227,848	**2,633,899**	8,189,552
Cash Position - End of Period	**$ 9,410,937**	$ 5,147,473	**$ 9,410,937**	$ 5,147,473

Supplementary Disclosure of Non-Cash Investing and Financing Transactions				
Shares issued for mineral properties	**$ -**	$ 70,000	**$ 70,000**	$ 70,000
Increase (decrease) in mineral property accounts payable	**$ 1,044,262**	$ 635,827	**$ 1,285,496**	$ 368,315
Fair value of stock options exercised	**$ -**	$ -	**$ -**	$ 6,638
Stock-based compensation recorded as mineral property costs	**$ 41,699**	$ 34,902	**$ 136,927**	$ 85,400

- See Accompanying Notes -

Gateway Gold Corp. Schedule

Interim Consolidated Schedules of Mineral Property Costs

Canadian Funds
Unaudited

	For the Three Months Ended 30 September		For the Nine Months Ended 30 September	
	2006	2005	**2006**	2005
Big Springs, Nevada				
Camp and general	**$ 74,261**	$ 88,697	**$ 155,820**	$ 130,563
Consulting	**15,166**	10,204	**35,229**	44,369
Drilling	**1,137,061**	981,454	**1,534,277**	1,044,222
Environmental and permitting	**408**	112,649	**62,849**	275,980
Engineering	**72,176**	-	**103,956**	-
Geochemical	**60,704**	124,594	**70,949**	135,630
Geological	**128,619**	126,704	**317,615**	353,593
Helicopters	**1,205**	-	**3,866**	-
Lease, licenses, and taxes	**20,657**	5,807	**20,657**	21,473
Option payments	**-**	23,333	**23,333**	23,333
Project management	**15,039**	12,259	**38,891**	50,499
Reclamation	**1,463**	5,374	**5,414**	6,724
Report preparation	**-**	-	**256**	-
Roadwork	**7,518**	5,830	**29,976**	19,801
Staking	**-**	295	**1,709**	2,522
Stock-based compensation *(Note 6e)*	**20,850**	8,726	**68,465**	21,350
Surveying	**20,046**	23,565	**21,756**	30,194
Transportation	**33,107**	35,050	**67,167**	68,558
	1,608,280	1,564,541	**2,562,185**	2,228,811
Dorsey Creek, Nevada				
Camp and general	**17,750**	7,687	**21,251**	53,488
Consulting	**3,665**	492	**10,873**	21,097
Drilling	**338,298**	330,906	**347,803**	457,437
Environmental and permitting	**14,460**	16,989	**25,009**	16,989
Geochemical	**6,697**	34,148	**6,697**	68,731
Geological	**6,633**	15,214	**11,239**	28,160
Helicopters	**1,205**	-	**1,205**	-
Lease, licenses and taxes	**15,417**	3,917	**15,417**	16,647
Project management	**-**	5,291	**-**	12,347
Reclamation	**1,043**	2,175	**1,043**	3,525
Roadwork	**-**	-	**-**	54,184
Stock-based compensation *(Note 6e)*	**4,170**	8,725	**13,693**	21,351
Surveying	**3,252**	10,101	**3,469**	11,182
Transportation	**2,027**	8,876	**3,873**	18,808
	414,617	444,521	**461,572**	783,946
Golden Dome, Nevada				
Camp and general	**78,219**	17,702	**107,752**	28,101
Consulting	**7,267**	762	**13,969**	1,322
Drilling	**1,372,812**	300,272	**1,553,240**	306,955
Environmental and permitting	**62,534**	11,334	**95,388**	11,334
Geochemical	**70,435**	26,833	**74,719**	27,475
Geological	**18,183**	10,154	**32,072**	11,291
Helicopters	**1,205**	-	**5,218**	-
Lease, licenses, and taxes	**59,425**	6,351	**59,425**	26,991
Option payments	**-**	23,333	**23,334**	23,333
Project management	**13,831**	7,592	**36,785**	8,160
Reclamation	**-**	400	**-**	400
Roadwork	**14,806**	6,081	**28,331**	6,081
Staking	**10,490**	-	**38,939**	-
Stock-based compensation *(Note 6e)*	**10,425**	8,725	**34,232**	21,349
Surveying	**27,360**	3,929	**28,810**	4,362
Transportation	**10,075**	5,257	**20,873**	5,893
	1,757,067	428,725	**2,153,087**	483,047
Balances Carried Forward	**$ 3,779,964**	$ 2,437,787	**$ 5,176,844**	$ 3,495,804

- See Accompanying Notes -

Gateway Gold Corp.

Schedule – *cont'd*

Interim Consolidated Schedules of Mineral Property Costs

Canadian Funds
Unaudited

	For the Three Months Ended 30 September		For the Nine Months Ended 30 September	
	2006	2005	**2006**	2005
Balances Brought Forward	**$ 3,779,964**	$ 2,437,787	**$ 5,176,844**	$ 3,495,804
Island Mountain, Nevada				
Camp and general	**1,497**	1,978	**2,505**	3,071
Consulting	**-**	748	**-**	1,496
Environmental and permitting	**1,541**	-	**8,521**	-
Geochemical	**436**	-	**865**	659
Geological	**-**	128	**-**	2,430
Lease, licenses, and taxes	**8,536**	6,869	**8,536**	18,889
Option payments	**-**	23,334	**23,333**	23,334
Reclamation	**27,806**	116	**27,806**	116
Stock-based compensation *(Note 6e)*	**-**	8,726	**-**	21,350
Transportation	**296**	-	**1,439**	-
	40,112	41,899	**73,005**	71,345
Jack Creek, Nevada				
Camp and general	**-**	996	**29**	2,183
Consulting	**-**	-	**-**	374
Environmental and permitting	**-**	-	**-**	4,973
Geochemical	**-**	2,870	**-**	2,870
Geological	**-**	7,619	**262**	12,748
Lease, licenses and taxes	**-**	10,085	**-**	10,085
Project management	**-**	-	**-**	567
Reclamation	**-**	2,016	**-**	2,016
Transportation	**-**	372	**-**	1,707
	-	23,958	**291**	37,523
Mac Ridge, Nevada				
Camp and general	**4,607**	15,362	**6,606**	15,525
Consulting	**1,755**	-	**10,274**	-
Drilling	**504**	454	**504**	3,011
Environmental and permitting	**15,496**	-	**15,496**	-
Geochemical	**56,693**	68,138	**60,010**	68,138
Geological	**2,342**	12,362	**9,874**	13,762
Lease, licenses and taxes	**20,208**	10,335	**20,208**	18,897
Project management	**-**	-	**-**	568
Staking	**-**	9,678	**-**	10,944
Stock-based compensation *(Note 6e)*	**6,254**	-	**20,537**	-
Surveying	**-**	5,613	**-**	5,613
Transportation	**2,512**	2,859	**2,635**	3,083
	110,371	124,801	**146,144**	139,541
Costs for the Period	**3,930,447**	2,628,445	**5,396,284**	3,744,213
Balance - beginning of period	**17,297,779**	11,193,050	**15,831,942**	10,077,282
Balance - End of Period	**$ 21,228,226**	$ 13,821,495	**$ 21,228,226**	$ 13,821,495

- See Accompanying Notes -

1. Nature of Operations and Basis of Presentation

The Company was incorporated and commenced operations on 1 May 2002, as Gateway Resources Ltd. On 18 October 2002, the Company changed its name to Gateway Gold Corp. The Company is engaged in the exploration and development of mineral properties. Unless otherwise noted, all amounts presented in these financial statements are expressed in Canadian dollars.

2. Significant Accounting Policies

a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Gateway Gold (USA) Corp., which was incorporated on 4 December 2002 and has been accounted for using the purchase method.

b) Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended 31 December 2005.

3. Financial Instruments

The Company's financial instruments consist of cash, amounts receivable, reclamation bond, and accounts payable, some of which are denominated in U.S. dollars and are subject to fluctuations in foreign exchange rates. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

4. Mineral Property Costs

a) By an agreement dated 23 December 2002, the Company purchased a 100% interest in certain mineral claims located in the Jerritt Canyon area of Nevada, USA. Consideration for the purchase is as follows:

- a cash payment of $10,000 (paid);
- a staged issuance of shares from treasury in tranches of 200,000 shares beginning on 17 June 2003, and thereafter every twelve months until a total of 1,000,000 shares have been issued. To 30 September 2006, the Company has issued 800,000 shares; and
- incurring $100,000 in expenditures on the properties by 31 December 2002 and incurring $70,000 in expenditures in each subsequent year (incurred to date) until the share issuances are completed.

4. Mineral Property Costs - *Continued*

a) *Continued*

The properties are subject to net smelter return royalties of 2% - 3%. Beginning on the seventh anniversary of the agreement, the Company must pay annual advance royalty payments of $100,000.

The Company has signed an agreement with a former operator of the Big Springs project to acquire technical information on the property. The Company issued 60,000 shares to the former operator and has agreed to issue an additional 120,000 shares upon commencement of commercial production at Big Springs.

b) The Company has staked additional claims comprising the Jack Creek, Dorsey Creek, and Mac Ridge properties. The Mac Ridge claims and various of the Dorsey Creek claims lie within the area of interest covered by the 23 December 2002 Big Springs agreement. During the period, the Company granted an arms length party the option to earn up to a 70% interest in the Jack Creek property by incurring US$1,000,000 in exploration expenditures before 1 March 2009.

c) Details of cumulative expenditures are as follows:

	Acquisition	Exploration	Total 30 September 2006	Total 31 December 2005
Mineral Properties, Nevada, USA				
Big Springs	$ 134,883	$ 12,002,267	**$ 12,137,150**	$ 9,574,965
Dorsey Creek	-	2,413,806	**2,413,806**	1,952,234
Golden Dome	209,833	3,579,706	**3,789,539**	1,636,452
Island Mountain	144,835	2,159,898	**2,304,733**	2,231,728
Jack Creek	128,725	141,466	**270,191**	269,900
Mac Ridge	19,212	293,595	**312,807**	166,663
	$ 637,488	$ 20,590,738	**$ 21,228,226**	$ 15,831,942

5. Plant and Equipment

	Cost	Accumulated Amortization	30 September 2006 Net Book Value	31 December 2005 Net Book Value
Furniture and fixtures	$ 85,410	$ 35,196	**$ 50,214**	$ 58,505
Computer equipment	45,353	24,394	**20,959**	24,686
Field equipment	15,400	5,347	**10,053**	11,826
Leasehold improvements	6,509	3,146	**3,363**	4,339
	$ 152,672	$ 68,083	**$ 84,589**	$ 99,356

6. Share Capital

a) Authorized share capital consists of an unlimited number of common shares without par value.

b) Issued and outstanding:

	30 September 2006			30 September 2005		
	Number		**Amount**	Number		Amount
Balance – beginning of period	**22,696,032**	**$**	**20,258,145**	20,916,383	$	19,371,544
Issued and fully paid:						
Private placement – brokered (i)	**4,000,000**		**5,000,000**	-		-
Private placement – non-brokered (i)	**5,511,472**		**6,889,340**	-		-
Finders' fees (i)	**78,666**		**-**	-		-
Exercise of warrants	**-**		**-**	1,494,649		747,325
Exercise of options	**-**		**-**	25,000		8,750
Share issuance costs	**-**		**(621,540)**	-		-
Property shares *(Note 4a)*	**200,000**		**70,000**	200,000		70,000
Fair value of stock options exercised *(Note 6e)*	**-**		**-**	-		6,638
Balance – end of period	**32,486,170**	**$**	**31,595,945**	22,636,032	$	20,204,257

(i) During the period, the Company raised gross proceeds of $11,889,340 by way of brokered and non-brokered private placements totalling 9,511,472 units at a price of $1.25 per unit ("Unit"). Each Unit consists of one common share of the Company and one half of a share purchase warrant with each whole warrant entitling the holder to purchase an additional common share of the Company for a period of one year at a price of $1.60. In addition to corporate finance fees, legal costs and filing fees, the Company paid a cash commission of 7% on 5,123,800 Units and issued 280,000 agent's options with an exercise price of $1.25. Each agent option consists of one unit with the same terms as the private placement Units. The Company also issued 78,666 Units as finder's fees. Portions of the private placements were issued as special warrants, which were converted without further consideration into Units upon shareholder approval at the Company's annual general meeting.

c) **Contributed Surplus**

Details are as follows:

		2006		2005
Balance - beginning of period	**$**	**4,324,326**	**$**	2,530,436
Stock-based compensation *(Note 6e)*		**508,953**		1,289,569
Compensation attributed to options exercised in period *(Note 6e)*		**-**		(6,638)
Balance - end of period	**$**	**4,833,279**	**$**	3,813,367

6. Share Capital - *Continued*

d) Stock Options

At 30 September, the Company had stock options outstanding as follows:

	Grant Date	2006	2005	Exercise Price	Expiry Date
Directors and officers	6 January 2003	735,000	735,000	$ 0.35	17 June 2008
Consultants	6 January 2003	100,000	125,000	$ 0.35	17 June 2008
Director	26 March 2003	90,000	90,000	$ 0.35	17 June 2008
Directors, officers, employees	30 July 2003	172,250	172,250	$ 1.12	30 July 2008
Consultant	30 July 2003	125,000	125,000	$ 1.12	30 July 2008
Directors and officers	29 September 2003	695,000	695,000	$ 2.09	29 September 2008
Consultant	29 September 2003	100,000	100,000	$ 2.09	29 September 2008
Director	30 April 2004	125,000	125,000	$ 2.04	30 April 2009
Employees and consultants	30 June 2004	195,000	195,000	$ 2.12	30 June 2009
Directors, officers, employees	15 July 2004	1,000,000	1,000,000	$ 2.15	15 July 2009
Consultant	9 November 2004	75,000	75,000	$ 1.35	9 November 2009
Consultant	19 January 2005	50,000	50,000	$ 1.50	19 January 2010
Consultant	11 August 2005	50,000	-	$ 1.31	11 August 2010
Employees and consultants	28 February 2006	680,000	-	$ 1.49	28 February 2011
Directors, officers, employees	30 May 2006	165,000	-	$ 1.40	30 May 2011
		4,357,250	3,487,250		

The outstanding options have a weighted-average exercise price of $1.52 and a weighted-average remaining life of 2.69 years. As at 30 September 2006, 3,789,750 (2005 – 2,969,750) of these options had vested.

e) Stock-Based Compensation

For the periods ended 30 September, the Company issued stock options to its directors, officers and employees and recognized stock-based compensation as follows:

		2006		2005
Total options granted		**845,000**		100,000
Average exercise price	$	**1.47**	$	1.41
Estimated fair value of compensation	$	**948,547**	$	106,612
Estimated fair value per option	$	**1.12**	$	1.07

The fair value of the stock-based compensation to be recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2006	2005
Risk-free interest rate	**4.09%**	3.51%
Expected dividend yield	**0.00%**	0.00%
Expected stock price volatility	**100%**	100%
Expected option life in years	**5 years**	5 years

6. Share Capital - *Continued*

e) Stock-Based Compensation - *Continued*

The company has recorded stock-based compensation for the options that vested during the period as follows:

		2006		2005
Number of options vested in period		618,125		821,875
Stock-based compensation expense	$	372,026	$	1,204,169
Capitalized to mineral properties		136,927		85,400
Total compensation recognized for the period		508,953		1,289,569
Fair value of options exercised *(i)*		-		(6,638)
Net addition to contributed surplus for the period	$	508,953	$	1,282,931

(i) During the period, consultants exercised nil (2005 – 25,000) options for which the related fair value has been recorded as share capital in these financial statements.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the Company's stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

f) Warrants

At 30 September, the Company had share purchase warrants outstanding to purchase common shares as follows:

2006	2005	Exercise Price	Expiry Date
2,795,069	-	$ 1.60	10 Apr 2007
2,000,000	-	$ 1.60	21 Apr 2007
280,000	-	$ 1.25	28 Apr 2007
140,000	-	$ 1.60	21 Apr 2007
5,215,069	-		

7. Related Party Transactions

Related party transactions and balances not otherwise disclosed in these financial statements are as follows:

a) During the period, the Company paid or accrued $187,500 (2005 - $166,500) in management fees and salaries to directors and companies controlled by directors.

b) During the period, the Company paid or accrued $99,384 (2005 - $14,486) in legal fees and disbursements to a law firm, a partner of which is a director of the Company.

c) During the period, the Company paid or accrued $1,525 (2005 - $2,000) in consulting fees to parties related to directors.

7. Related Party Transactions - *Continued*

d) During the period, the Company received or accrued $36,000 (2005 - $36,000) in office rent and expense recoveries from a Company with directors in common.

The above transactions were conducted in the normal course of operations and were recorded at the exchange amount, which is the amount of consideration agreed upon between the Company and the related parties.

8. Income Taxes

The Company operates in Canada and the United States and is subject to varying rates of taxation. In addition, the Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of future years. Details of income tax expense for the periods ended September 30 are as follows:

		2006		2005
Loss before income taxes for accounting purposes	$	**(921,114)**	$	(1,796,831)
Adjustments for differences between accounting and taxable income:				
Amortization		**15,170**		18,881
Stock-based compensation		**372,026**		1,204,169
Non-deductible and other items		**(228,904)**		(143,849)
Consolidated loss for tax purposes		**(762,822)**		(717,630)
Tax rate		**34.1%**		35.6%
Expected tax recovery for the period		**(260,122)**		(255,476)
Increase (decrease) in taxes due to:				
Foreign income at different tax rates		**40**		399
Current valuation allowance		**260,082**		255,077
Tax recovery for the period	$	**-**	$	-

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets as at 31 December 2005 are as follows:

Non-capital loss carry-forwards	$	1,323,482
Mineral property expenditures		4,194,352
Property, plant and equipment		45,268
		5,563,102
Valuation allowance		(5,563,102)
	$	-

The Company's Canadian non-capital loss carry-forwards expire between 2009 and 2015 while the Canadian exploration expenditures may be carried forward indefinitely. The losses and exploration expenditures available to the Company in the U.S. begin to expire in 2022.

9. Segmented Information

The Company's only business activity is the exploration for and development of mineral reserves. This activity is carried out primarily in the United States. The breakdown by geographic region is as follows:

30 September 2006	Canada	United States	Elimination	Consolidated
Segment revenue	$ -	$ -	$ -	$ -
Segment operating income (loss)	$ (904,924)	$ (16,190)	$ -	$ (921,114)
Capital expenditures	$ 2,554	$ 5,396,285	$ -	$ 5,398,839
Identifiable assets	$ 28,343,651	$ 22,137,341	$ (19,334,185)	$ 31,146,807
30 September 2005				
Segment revenue	$ -	$ -	$ -	$ -
Segment operating income (loss)	$ (1,694,903)	$ (101,928)	$ -	$ (1,796,831)
Capital expenditures	$ 3,072	$ 3,751,803	$ -	$ 3,754,875
Identifiable assets	$ 17,491,909	$ 14,137,071	$ (12,204,584)	$ 19,424,396

10. Commitments

a) The Company has entered into a five-year lease agreement for office premises effective 1 May 2004. Minimum future annual lease payments (based on 2005 operating costs) are as follows:

Fiscal Year	Amount
2006	$ 68,849
2007	70,306
2008	73,223
2009	24,894
	$ 237,272

b) The Company has management services agreements with two of its directors that call for an aggregate of $16,500 per month. The contracts are for rolling three-year terms that renew automatically each year, unless otherwise terminated or altered by mutual consent. Should the Company terminate these contracts without cause, it would become liable for the total amounts payable under the contract for the remaining term.

Form 52-109FM2 – Certification of Interim Filings

I, **Michael D. McInnis,** Chief Executive Officer of **Gateway Gold Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Gateway Gold Corp.** (the issuer) for the period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 14, 2006

"Michael D. McInnis"

Michael D. McInnis, Chief Executive Officer

Form 52-109FM2 – Certification of Interim Filings

I, **Michael Raftery,** Chief Financial Officer of **Gateway Gold Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Gateway Gold Corp.** (the issuer) for the period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 14, 2006

"Michael Raftery"

Michael Raftery, Chief Financial Officer

Gateway Gold Corp.
Interim Management Discussion and Analysis
For the Nine-Month Period Ended September 30, 2006

Dated November 14, 2006

Management's Discussion and Analysis ("MD&A") supplements, but does not form part of, the unaudited consolidated financial statements of the Company and the notes thereto for the nine months ended September 30, 2006. Consequently, the following discussion and analysis of the financial condition and results of operations for Gateway Gold Corp. ("Gateway" or the "Company") should be read in conjunction with the unaudited consolidated financial statements for the nine months ended September 30, 2006 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied.

Additional information can be found on SEDAR at www.sedar.com.

GENERAL

Gateway Gold Corp. is a mineral resource company exploring for metallic minerals including precious metals. Through its wholly-owned subsidiary, Gateway Gold (USA) Corp., the Company holds an agreement for a 100% interest in the Big Springs, Island Mountain, and Golden Dome properties. The properties are located in Elko County in the Jerritt Canyon area of northeast Nevada, USA.

The properties are held under an agreement including terms whereby the Company is required to issue a total of 1,000,000 common shares to the vendors over a four-year period. A net smelter return royalty of 2-3% is also payable on any production from the properties. An initial exploration expenditure commitment of $100,000 has been completed with further annual work commitments of not less than $70,000 required during the four-year period. The Company has met all expenditure requirements to date, and has issued 800,000 common shares to the vendors. The Company has also staked the Dorsey Creek and Jack Creek properties to the southwest of the Big Springs property, and is exploring the Mac Ridge property, which is to the southeast of Big Springs. Parts of the Mac Ridge and Dorsey Creek properties lie within the areas of interest under the property agreement.

The Company recently raised gross proceeds of $11,889,340 by way of brokered and non-brokered private placements totaling 9,511,472 units at a price of $1.25 per unit ("Unit"). Each Unit consists of one common share of the Company and one half of a share purchase warrant, each whole warrant entitling the holder to purchase an additional common share of the Company for a period of one year at a price of $1.60. The Company paid a cash commission of 7% on 5,123,800 Units and issued 280,000 agent's options with an exercise price of $1.25. Each agent option consists of one unit with the same terms as the private placement Units. In addition, the Company issued 78,666 Units as finder's fees. Portions of the private placements were issued as special warrants, which were converted without further consideration into Units upon shareholder approval at the Company's annual general meeting.

MINERAL EXPLORATION

On the **Big Springs** property, drilling in 2004 and 2005 encountered significant gold intersections with widths ranging from 5 to 50 feet and gold values ranging from 0.10 ounces per ton ("opt") or 3.40 grams of gold per tonne ("g/t") to 1.28 opt or 43.52 g/t. These intercepts, taken in conjunction with previous intersections from the 2003 program, demonstrated that the mineralized zones have continuity and that the grades are in a range that could be potentially economic.

In January 2006, Gateway announced that Gustavson Associates, LLC of Boulder, Colorado had completed an initial resource estimate for the Big Springs, Mac Ridge, and Dorsey Creek projects. The resource estimate was based on the Company's drill hole database and on a database of nearly 2,000 holes acquired from AngloGold North America and its predecessors who were the previous operators.

The results of this estimate were considered to be in the inferred category and are summarized in the following table:

Table 1-1 Summary of Inferred Resources - Big Springs

Cutoff Grade Opt Gold	Total Tons	Average Grade (opt)	Average Grade (g/t)	Contained Ounces Gold
0.300	468,000	0.450	15.43	211,000
0.250	616,000	0.406	13.92	250,000
0.200	914,000	0.345	11.83	315,000
0.150	1,534,000	0.274	9.39	420,000
0.100	2,992,000	0.198	6.79	592,000
0.050	8,353,000	0.113	3.87	944,000
0.025	15,415,000	0.078	2.67	1,195,000

The "Technical Report on the Big Springs, Mac Ridge and Dorsey Creek Mineral Porperties, Independence Mountains District, Elko County, Nevada, U.S.A." by G.R. Peatfield, Ph.D., and J.W. Rozelle, P.G., for Gateway Gold Corp., dated 14 March 2006 is available on SEDAR and at the Company's website..

Work to date on these properties has outlined valid targets for expanded programs. Planned work for the 2006 field season included continued compilation and interpretation; detailed geological and geochemical surveys in selected areas, especially at Mac Ridge; and diamond or reverse circulation drilling on four properties. The bulk of the drilling was planned at Big Springs and Golden Dome, to further outline known zones of mineralized rock, to test other conceptual targets in an effort to discover additional zones, to provide data for revised resource calculations, and to continue to test Lower Plate rocks intersected in one deep hole under the South Sammy Pit area in 2005. Commencement times for much of the planned drilling were dependent on receipt of permits.

At the **Big Springs** property, the 2006 drill program was designed to test for extensions of the known gold zones and to increase the confidence levels in the resource.

Nineteen holes totaling 11,523 feet were drilled in 2006 of which two were terminated before completion due to technical difficulties. Of the seventeen holes that were completed to target depth, assays have been received for thirteen. Ten of those report one or more intervals grading 1.0 g/t or greater over a minimum drilled intercept of 5 feet. Gold grades range from 1.01 g/t to 2.92 g/t over drilled intervals ranging from 5 feet to 30 feet. Assay results for the remaining holes are pending.

Late in the 2005 program at the **Deep Sammy** project, a hole drilled below the former South Sammy open pit intersected Lower Plate rocks at depth. This was a significant discovery in that rocks that comprise the Lower Plate host the largest gold deposits in Nevada and are the primary host rocks for the Jerritt Canyon deposits, 10 miles to the south of the Company's project area.

The 2006 program had initially planned to drill two holes to test the Lower Plate target under the South Sammy pit area. The first hole targeted the projected intersection of the Brien's fault, a major northeast trending structural zone that controlled the distribution of gold mined in the South Sammy area, and the Lower Plate rocks. The second hole, approximately 2,000 feet north of the first, targeted the intersection of the northwest trending SWX fault and Brien's fault at the Lower Plate contact. Both holes intersected Lower Plate rocks; however, due to deviations in the hole and in the dip of the Brien's fault, the holes intersected the Lower Plate approximately 600 feet east of the targeted area.

Two additional holes have now been drilled from the same drill sites as the initial two holes. Both holes have intersected the targeted area of Lower Plate as planned. The Lower Plate rocks in the target area are well altered and carry moderate to high amounts of pyrite. Assays are pending for these two holes.

The **Golden Dome** property, located about 5 kilometres south of the Big Springs property and 8 kilometres north of the Jerritt Canyon Mine is overlain by a thin veneer of glacial overburden. Interpretation of technical data suggests that the same geologic situation that hosts the Jerritt Canyon orebodies underlies the overburden at Golden Dome. Work completed in 2004 included geophysical surveying and reverse circulation drilling. Four holes were drilled to test geochemical and geophysical targets. Several zones anomalous in gold were encountered, and three holes were drilled in 2005 to further evaluate the targets. All three holes encountered Lower Plate rocks beginning approximately 400 metres below surface. One hole encountered a mineralized interval in Lower Plate rocks grading 0.039 opt gold (1.33 g/t) over 25 feet. Lower Plate rocks are the hosts for ore bodies at nearby Jerritt Canyon and other major gold deposits in Nevada including those in the Cortez trend. The occurrence of Lower plate rocks was not previously known at Golden Dome and their discovery greatly enhances the gold potential for the property.

Fourteen holes were drilled in 2006 to test some of these structural intersections in Lower Plate rocks. Lower Plate rocks were intersected in all holes completed to target depth. Assay results have been received from four holes, all of which contain strongly anomalous gold and arsenic values within structural zones in the Upper Plate rocks. These results are considered highly encouraging in that they may reflect leakage from a Carlin style gold deposit at depth. Assays from the remaining holes are pending.

The **Lower Mac Ridge** property lies immediately east of the Big Springs claim group and was the location of the first mining in the Big Springs area from a small pit near the top of the ridge.

One of the most exciting developments for the Company in 2005 was the discovery of significant gold at surface in Lower Plate rocks at the Lower Mac prospect (see news release dated January 23, 2006). The prospect is approximately 1,500 metres east of the former Mac Ridge pit. The gold-bearing outcrop was discovered by prospecting within gold-in-soil geochemical anomalies.

Follow-up work carried out during the 2006 program comprised geological mapping, soil and rock sampling and hand trenching. The geologic mapping established the presence of a thick section of the Hanson 2 Formation over a distance of at least 5,000 feet. The Hanson 2 Formation is part of the Lower Plate rocks and is the principal host for the gold deposits in the Jerritt Canyon district.

Results from the 2006 soil geochemical sampling produced several new gold-in-soil anomalies. Prospecting within these anomalies discovered two new altered outcrops of Lower Plate rocks, which have been sampled. Assays are pending on these samples.

Three trenches were hand-dug within two of the gold-in-soil anomalies. The first trench returned an average of 2.16 g/t (0.063 opt) over 60 feet. The second trench, 900 feet to the northwest of the first trench, returned 0.438 g/t gold over 25 feet including 5 feet at 1.1 g/t. Assays for the other trench are pending.

At the **Dorsey Creek** property, located 3 kilometres south-west of Big Springs, several anomalous areas delineated by the integration of geology, geochemistry and geophysics were drill-tested in November and December 2004 and during 2005. Six of the twelve holes drilled in the two programs encountered anomalous gold-arsenic-antimony mineralization over thick intervals. The gold grades encountered to date are not potentially economic but confirm that the large gold system identified by surface work continues to depth. One deep drill hole was completed in 2006.

The **Jack Creek** property originally comprised some 300 claims and is located immediately south-west of the Dorsey Creek property. Geologically, the property appears similar to the Dorsey Creek property and has a known presence of silicification and gold occurrences. The 2004 program comprising mapping and rock sampling indicated several areas of potential interest. Surface investigation of these areas has been carried out during the 2005 summer program and as a result the claim block has been reduced to 53 claims in size. The company has entered into an option agreement whereby the optionees may earn up to

a 70% interest in the property by incurring US$1,000,000 in exploration expenditures before March 1, 2009. The optionees are planning a detailed mapping program over the claims followed by a deep drilling campaign in 2007.

The **Island Mountain** property is a low grade, gold prospect located about 20 kilometres north-east of the Big Springs property. In 2003, the Company completed 27 drill holes to test six separate targets and 21 holes intersected gold mineralization with mineralized intervals ranging between 5 to 50 feet with gold grades between 0.015 and 0.121 opt. Four separate zones have been established on the property based on clusters of gold-bearing drill holes and geophysical targets. By the end of 2003, approximately 8,000 feet of drilling had been completed. Results from drill holes in 3 different areas have returned gold intersections of at least 1.0 gram gold per tonne over minimum lengths of 10 feet. 'During 2004, 27,000 feet of drilling was completed to further test the targets developed in 2003. The company plans to seek a partner on this property.

FINANCIAL RESULTS OF OPERATIONS

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis.

FINANCIAL DATA FOR THE LAST EIGHT QUARTERS

Three Months Ended	Sep-06	Jun-06	Mar-06	Dec-05	Sep-05	Jun-05	Mar-05	Dec-04
Total Revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Loss before stock-based compensation expense	$131,291	$171,006	$246,791	$187,061	$166,489	$146,248	$279,925	$155,130
Stock-based compensation	$94,545	$107,067	$170,414	$460,888	$275,362	$265,429	$663,378	$575,597
Loss for the quarter	$225,836	$278,073	$417,205	$647,949	$441,851	$411,677	$943,303	$730,727
Loss per share	$0.01	$0.01	$0.02	$0.03	$0.02	$0.02	$0.04	$0.03

Results for the Company's first quarter ending in March include the costs of the Company's annual filings, preparation of annual general meeting materials, and increased investor relations costs, which are not experienced in the other quarters, therefore, the loss for this quarter is traditionally higher than for the other quarters. On average, the Company earned higher interest on excess cash on hand during fiscal 2004 than in fiscal 2005 and the first quarter of 2006. Interest income increased in the second and third quarters of 2006 due to the completion of private placements that increased the Company's cash position by $11,271,220. Otherwise, the results of operations before stock-based compensation are reasonably consistent for the quarters presented.

Stock-based compensation is recognized as stock options vest, which varies due to the timing of the vesting provisions of the various stock option grants that the Company has made. The number of options that vested was higher in the quarters ended December 31, 2004, March 2005, and December 31, 2005 than in the other quarters presented.

CURRENT PERIOD ANALYSIS

The Company's operations during the quarter produced a loss of $225,836 or $0.01 per share compared to a loss of $441,851 or $0.02 per share for the same quarter in 2005. The loss for the nine-month period totalled $921,114 or $0.03 per share compared to a loss of $1,796,831 or $0.08 per share for the same period of 2005. As the Company has not owned any revenue-producing resource properties, no mining revenues have been recorded to date. The decrease in the loss from the same period of 2005 resulted primarily from a reduction in stock-based compensation expense.

General and administrative expenses for the nine-month period under review were relatively consistent with those of 2005, except for stock-based compensation expense, a non-cash item, which decreased by $832,143 compared to the prior period amount due to the reduction in the number of options that vested during the respective periods. The estimated expense totalled $372,026 for the nine months ended September 30, 2006 compared to $1,204,169 for the nine months ended September 30, 2005. Interest of $216,628 for 2006 compares to $109,886 for 2005.

During the nine-month period, the Company carried out extensive field work on its mineral properties incurring a total of $5,396,284, which includes $136,927 for stock-based compensation relating to geological personnel. This compares to $3,744,213 and $85,400, respectively, incurred in the same period of 2005. Highlights of the exploration expenditures include $3,435,824 incurred for drilling and $370,800 incurred for geological work. A detailed breakdown of the various exploration costs by property is included in the mineral property schedule in the Company's quarterly financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Gateway has no history of profitable operations and its mineral projects are at an early stage. Therefore, it is subject to many risks common to comparable companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

Working capital as at September 30, 2006 was $7,768,041 compared to $2,297,490 at December 31, 2005. The increase of $5,470,551 for the nine-month period results from the receipt of net cash proceeds from share issuances of $11,267,800 less the cash cost of operations of $531,766 and cash investments in long-term assets of $5,265,483. The resultant working capital is considered sufficient to meet the Company's administrative overhead and minimum property expenditure requirements for the next several years.

The Company has entered into a five-year lease agreement for office premises, effective May 1, 2004. The lease calls for minimum annual lease payments (based on 2005 operating costs) over the remaining term as follows:

Fiscal Year		Amount
2006		68,849
2007		70,306
2008		73,223
2009		24,894
	$	237,272

The Company has management services agreements with two of its directors that call for an aggregate of $16,500 per month. The contracts are for rolling three-year terms that renew automatically each year, unless otherwise terminated or altered by mutual consent. Should the Company terminate these contracts without cause, it would become liable for the total amounts payable under the contracts for the remaining terms.

The Company has mineral expenditure requirements under its property agreement, which calls for expenditures of $70,000 per year. The Company has incurred all required expenditures to date. In addition, the agreement calls for advance royalty payments of $100,000 per year beginning in fiscal 2009. However, as the Company has the option to terminate this agreement if technical results from the properties do not warrant further exploration, these expenditure requirements are not firm commitments.

OUTSTANDING SHARE DATA

As at September 30, 2006 (and the date hereof), the Company had 32,486,170 (diluted – 42,058,489) common shares issued and outstanding versus 22,696,032 (diluted – 26,208,282) at December 31, 2005. The increases for the nine-month period reflect the completion of a brokered and non-brokered private placement, which resulted in the issuance of 9,590,138 shares and 5,215,069 warrants, the issuance of 200,000 shares under the Company's property agreement, and the granting of 845,000 options to directors, employees and consultants of the Company.

Actual future funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity and foreign exchange fluctuations. Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto. Historically the capital requirements of the Company have been met by equity subscriptions. Although the Company has been successful in the past in obtaining financing, there can

be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing may be favourable.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at September 30, 2006 or the date hereof.

RELATED PARTY TRANSACTIONS

Material transactions with related parties during the nine-month period include management fees and salaries of $187,500 ($166,500 in 2005) paid to directors and companies controlled by directors. The Company currently relies heavily on its directors and officers to provide many of the services needed to manage its exploration and administrative activities. These amounts include payments to three directors for services rendered in overseeing the Company's exploration activities, administrative functions, and regulatory and filing requirements. The Company currently has no employees on staff to manage some of these functions. The Company also paid $99,384 ($14,486 in 2005) in legal fees and disbursements to a law firm, a partner of which is a director of the Company. The increase in legal fees is due to the work performed by this firm in relation to the Company's recent financings. The Company received $36,000 ($36,000 in 2005) for the provision of rent and office services to a Company related by certain directors in common.

CRITICAL ACCOUNTING ESTIMATES

Mineral Property Costs

The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are capitalized by project. These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold. The amounts shown for mineral interests represent costs incurred to date, less recoveries, and do not necessarily reflect present or future values. The recoverability of amounts shown for mineral interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

The operations of the Company may, in the future, be affected by changes in environmental regulations, including those for future reclamation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the operation, net of expected recoveries

Stock-Based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The Company recognizes all stock-based awards made to employees and non-employees using the Black-Scholes Option-Pricing Model, a fair-value based method.

CHANGES IN ACCOUNTING POLICIES

There were no changes in existing accounting policies or adoptions of new accounting policies in the period.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, GST and other amounts receivable, reclamation bonds and accounts payable. Cash and reclamation bonds earn interest at a market rates. The Company maintains most of its cash in Canadian dollars; however, the reclamation bonds are denominated in US dollars and are therefore subject to changes in fair value due to fluctuations in exchange rates. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

DISCLOSURE CONTROLS AND PROCEDURES

The Company continues to refine its disclosure controls and procedures from time to time, and the CEO and CFO have concluded that, during the quarter, the process effectively ensured that material information was accumulated and communicated to management in sufficient time for management to make decisions regarding the Company's disclosure required by securities legislation.

RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical. Following are the risk factors most applicable to the Company:

INDUSTRY

Exploring and developing mineral resource projects bears a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them, and employs experienced consulting, engineering, insurance and legal advisors to assist in its risk management reviews.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

METAL PRICES

At present the principal activity of the Company is the exploration and development of gold resource properties. The feasible development of such properties is highly dependent upon the price of gold. A sustained and substantial decline in commodity gold prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties. Although such prices cannot be forecasted with certainty, the Company carefully monitors factors that could affect gold commodity prices in order to assess the feasibility of its resource projects.

MANAGEMENT

Gateway is very dependent upon the personal efforts and commitments of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Gateway could result, and other persons would be required to manage and operate the Company.

ENVIRONMENTAL

Exploration and development projects are subject to the environmental laws and regulations of the country within which the Company is conducting its operations. As such laws are subject to change, the Company carefully monitors proposed and potential changes, and ensures that it is and will be in strict compliance.

Various non-governmental organizations dedicated to environmental protection monitor, amongst others, the mining industry. These organizations have in the past commenced actions with the regulatory agencies or the courts to prevent or delay mining activities.

INVESTOR RELATIONS ACTIVITIES

With respect to public relations, the Company provides information from its corporate offices to investors and brokers directly.

FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Nevada will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this interim Management Discussion and Analysis. A copy will be provided to anyone who requests it.

Respectfully submitted
On Behalf of the Board of Directors

"Michael D. McInnis"

Michael D. McInnis, P. Eng.
President & CEO



Gateway Gold Corp.
Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com


SEC MAIL PROCESSING
RECEIVED
DEC 1 3 2006
WASH. D.C.
210
SECTION

NEWS RELEASE

GATEWAY GOLD REPORTS PROGRESS ON 2006 DRILL PROGRAM

November 9, 2006 **Symbol: GTQ –TSX**

Gateway Gold Corp. (the "Company") (GTQ-TSX) is pleased to provide an exploration update on the 2006 program being carried out on the Company's gold properties in northeastern Nevada. Drilling has been underway since late June on four projects – Big Springs, Deep Sammy, Golden Dome and Dorsey Creek. On the Lower Mac Ridge project, the Company carried out geological mapping, soil and rock sampling and hand trenching. Receipt of gold assays has been extremely slow this season; at the present time, the Company has 21,820 feet awaiting analysis in the laboratory.

BIG SPRINGS PROJECT

A NI43-101compliant resource report *(see news release dated January 30, 2006)* estimated an inferred resource of 15,415,000 tons at an average grade of 0.078 opt (2.67 g/t) containing 1,195,000 ounces of gold. The 2006 drill program was designed to test for extensions of the known gold zones and to increase the confidence levels in the resource.

Nineteen holes totaling 11,523 feet were drilled this year of which two were terminated before completion due to technical difficulties. Of the seventeen holes that were completed to target depth, assays have been received for thirteen. Ten of those report one or more intervals grading 1.0 g/t or greater over a minimum drilled intercept of 5 feet. Gold grades range from 1.01 g/t to 2.92 g/t over drilled intervals ranging from 5 feet to 30 feet. Assay results for the remaining holes are pending.

DEEP SAMMY PROJECT

Late in the 2005 program, a hole drilled below the former South Sammy open pit intersected Lower Plate rocks at depth. This was a significant discovery in that rocks that comprise the Lower Plate host the largest gold deposits in Nevada and are the primary host rocks for the Jerritt Canyon deposits, 10 miles to the south of the Company's project area.

The 2006 program had initially planned to drill two holes to test the Lower Plate target under the South Sammy pit area. The first hole targeted the projected intersection of the Brien's fault, a major northeast trending structural zone that controlled the distribution of gold mined in the South Sammy area, and the Lower Plate rocks. The second hole, approximately 2,000 feet north of the first, targeted the intersection of the northwest trending SWX fault and Brien's fault at the Lower Plate contact. Both holes intersected Lower Plate rocks; however, due to deviations in the hole and in the dip of the Brien's fault, the holes intersected the Lower Plate approximately 600 feet east of the targeted area.

Two additional holes have now been drilled from the same drill sites as the initial two holes. Both holes have intersected the targeted area of Lower Plate as planned. The Lower Plate rocks in the target area are well altered and carry moderate to high amounts of pyrite. Assays are pending for these two holes.

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GOLDEN DOME

The Golden Dome project lies approximately halfway between the Big Springs project and the Jerritt Canyon mines to the South. Last fall, three widely spaced reconnaissance holes encountered Lower Plate rocks and all of the holes returned significant gold values. A number of structural intersections have been interpreted from the available geological, geophysical and geochemical data. These structural intersections, which are the major controls for the location of gold deposits in the district, are the targets for the 2006 drilling program.

Fourteen holes have been drilled to test some of these structural intersections. Lower Plate rocks were intersected in all holes completed to target depth. Assay results have been received from four holes, all of which contain strongly anomalous gold and arsenic values within structural zones in the Upper Plate rocks. These results are considered highly encouraging in that they may reflect leakage from a Carlin style gold deposit at depth. Assays from the remaining holes will be reported when all results have been received and evaluated.

DORSEY CREEK

One deep hole was drilled at Dorsey Creek to test for the presence of Lower Plate rocks in the footwall of a gold-bearing dyke, which returned highly anomalous gold and arsenic values from the 2005 drilling program. The deep hole did not encounter Lower Plate rocks; assays are pending for the hole.

LOWER MAC RIDGE

The Mac Ridge property lies immediately east of the Big Springs claim group and was the location of the first mining in the Big Springs area from a small pit near the top of the ridge.

One of the most exciting developments for the Company in 2005 was the discovery of significant gold at surface in Lower Plate rocks at the Lower Mac prospect *(see news release dated January 23, 2006)*. The prospect is approximately 1,500 metres east of the former Mac Ridge pit. The gold-bearing outcrop was discovered by prospecting within gold-in-soil geochemical anomalies.

Follow-up work carried out during the 2006 program comprised geological mapping, soil and rock sampling and hand trenching. The geologic mapping established the presence of a thick section of the Hanson 2 Formation over a distance of at least 5,000 feet. The Hanson 2 Formation is part of the Lower Plate rocks and is the principal host for the gold deposits in the Jerritt Canyon district.

Results from the 2006 soil geochemical sampling produced several new gold-in-soil anomalies. Prospecting within these anomalies discovered two new altered outcrops of Lower Plate rocks, which have been sampled. Assays are pending on these samples.

Three trenches were hand-dug within two of the gold-in-soil anomalies. The first trench returned an average of 2.16 g/t (0.063 opt) over 60 feet. The second trench, 900 feet to the northwest of the first trench, returned 0.438 g/t gold over 25 feet including 5 feet at 1.1 g/t. Assays for the other trench are pending.

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All samples are prepared and analyzed by ALS Chemex, with sample preparation in Elko and analyses in North Vancouver.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
President and CEO

For further information contact:

Michael D. McInnis, President or
Phone: 604.801.6040
Email: info@gatewaygold.com
Website: www.gatewaygold.com

Richard R. Roy,
Manager, Investor Relations
Phone: 604.801.6040 ext 226
Email: rroy@gatewaygold.com

The TSX does not accept responsibility for the adequacy or the accuracy of this release.
Dr. Giles Peatfield, P.Eng. is an Independent Qualified Person for GTQ and has reviewed and approved the contents of this release.

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration activities and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Nevada will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.